CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-2 (No. 333-280961) of Palmer Square Capital BDC Inc. of our report dated February 26, 2026, relating to the financial statements and financial highlights which appears in this Form 10-K.


/s/PricewaterhouseCoopers LLP
Kansas City, Missouri
February 26, 2026